UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Mallinckrodt plc

(Name of Issuer)

Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

G5890A102

(CUSIP Number)

John N. Spinney, Jr

Bracebridge Capital, LLC

888 Boylston Street, Suite 1500

Boston, MA 02199

(617) 497-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5890A102	Page 2 of 8

(1)	Names of reporting persons FFI III S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Luxembourg

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 788,532
	(9)	Sole dispositive power
	(10)	Shared dispositive power 788,532

(11)	Aggregate amount beneficially owned by each reporting person 788,532
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 4.0%(1)
(14)	Type of reporting person (see instructions) OO

(1)

Based on 19,696,335 ordinary shares, $0.01 par value, (the “New Common Equity”) reported outstanding as of November 14, 2023 in Mallinckrodt plc’s (the “Issuer”) Form 8-K filed with the Securities and Exchange Commission on November 15, 2023.

CUSIP No. G5890A102	Page 3 of 8

(1)	Names of reporting persons FYI S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Luxembourg

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 153,136
	(9)	Sole dispositive power
	(10)	Shared dispositive power 153,136

(11)	Aggregate amount beneficially owned by each reporting person 153,136
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.8% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 19,696,335 shares of New Common Equity reported outstanding as of November 14, 2023 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 15, 2023.

CUSIP No. G5890A102	Page 4 of 8

(1)	Names of reporting persons Olifant Luxco S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Luxembourg

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 152,189
	(9)	Sole dispositive power
	(10)	Shared dispositive power 152,189

(11)	Aggregate amount beneficially owned by each reporting person 152,189
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.8% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 19,696,335 shares of New Common Equity reported outstanding as of November 14, 2023 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 15, 2023.

CUSIP No. G5890A102	Page 5 of 8

(1)	Names of reporting persons Bracebridge Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 1,093,857
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,093,857

(11)	Aggregate amount beneficially owned by each reporting person 1,093,857
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 5.6%(1)
(14)	Type of reporting person (see instructions) IA

(1)	Based on 19,696,335 shares of New Common Equity reported outstanding as of November 14, 2023 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 15, 2023.

CUSIP No. G5890A102	Page 6 of 8

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D initially filed by the Reporting Persons on June 16, 2023, as amended by Amendment No. 1 filed on August 24, 2023 (the “Original Schedule 13D”), and supplemented by this Amendment (the “Schedule 13D”), with respect to the ordinary shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the ordinary shares, $0.01 par value, (the “New Common Equity”) of the Issuer. The address of the principal executive offices of the Issuer is College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by adding the following:

The information set forth in Item 4 is incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 5 is incorporated herein by reference.

On August 28, 2023, the Issuer and certain of its subsidiaries (collectively, the “Debtors”) voluntarily initiated proceedings (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) with a prepackaged chapter 11 plan as contemplated by the RSA. On November 14, 2023 (the “Effective Date”), the Debtors emerged from the Chapter 11 Cases and the Issuer emerged from the Irish examinership proceedings. The RSA was automatically terminated pursuant to its terms on the Effective Date.

On the Effective Date, all of the existing ordinary shares of the Issuer (including those shares beneficially owned by the Reporting Persons) and all rights attaching or relating thereto were cancelled and such equity interests were deemed to have no further force or effect. Additionally, on the Effective Date, shares of New Common Equity were issued by the Issuer to holders of certain of its first lien debt and second lien debt, including the Reporting Persons. As holders of the Issuer’s first lien debt and second lien debt, the Reporting Persons received an aggregate of 1,093,857 shares of New Common Equity. On November 8, 2023, the Reporting Persons reached an agreement with a third party which will result in the Bracebridge Funds disposing of approximately 355,448 shares of the total reported New Common Equity in following amounts: (i) 255,922 shares of New Common Stock will be disposed of by FFI, (ii) 49,763 shares of New Common Stock will be disposed of by FYI, and (iii) 49,763 shares of New Common Stock will be disposed of by Olifant Luxco S.a r.l.

On the Effective Date, the Issuer adopted new articles of association (the “New Articles of Association”). Among other things, the New Articles of Association provides that an ad hoc crossover group steering committee (the “Ad Hoc Crossover Group Steering Committee”), of which the Reporting Persons are a part, has the right to designate one director of the Company so long as such Ad Hoc Crossover Group Steering Committee holds a certain minimum percentage of the nominal value of the issued ordinary shares of the Issuer and up to four (4) members out of up to ten (10) members of a nominating and selection committee, which committee may designate up to four (4) directors who qualify as “independent directors” under the listing requirements of the New York Stock Exchange, as set out in the New Articles of Association.

Additionally, on the Effective Date, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Reporting Persons and other certain owners of New Common Equity (any owner of New Common Equity, a “Company Shareholder”). Pursuant to the terms of the Registration Rights Agreement, following an initial public offering, any Company Shareholder that owns 1% or more of the New Common Equity (calculated in accordance with the Registration Rights Agreement) shall have various rights including customary “piggyback” registration rights. In addition, 180 days following an initial public offering, any Company Shareholder owning at least 15% of the New Common Equity (calculated in accordance with the Registration Rights Agreement) shall have the right to initiate up to three (3) demand registrations each, subject to customary exceptions. The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 99.4 and incorporated herein by reference.

CUSIP No. G5890A102	Page 7 of 8

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

Based on ordinary shares, $0.01 par value, (the “New Common Equity”) reported outstanding as of November 14, 2023 in Mallinckrodt plc’s (the “Issuer”) Form 8-K filed with the Securities and Exchange Commission on November 15, 2023.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a), (b) The percentage of Shares beneficially owned by the Reporting Persons is based on 19,696,335 shares of New Common Equity Shares reported outstanding as of November 14, 2023 in Mallinckrodt plc’s (the “Issuer”) Form 8-K filed with the Securities and Exchange Commission on November 15, 2023. Each of the Reporting Persons has the power to vote and dispose of the Shares beneficially owned by such entity (as described above), and each of the Reporting Persons expressly disclaims beneficial ownership of any Shares not owned directly by it except to the extent of any pecuniary interest therein. Bracebridge, as the investment manager of each of the Bracebridge Funds, has the authority to vote and dispose of all of the Shares reported in this Schedule 13D, but expressly disclaims beneficial ownership of any Shares not owned directly by it except to the extent of its pecuniary interest therein.

(c) Other than as disclosed in Item 4, the Reporting Persons have not effected transactions in the Shares during the past sixty days.

(d) Other than as disclosed in Item 4, no person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the Reporting Persons.

(e) Not applicable.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 99.4	Registration Rights Agreement, dated November 14, 2023 (incorporated by reference to Exhibit 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on November 14, 2023).

CUSIP No. G5890A102	Page 8 of 8

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: November 16, 2023

BRACEBRIDGE CAPITAL, LLC

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

FFI III S.A R.L.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

FYI S.A R.L.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

OLIFANT LUXCO S.A R.L.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory